SC 13G/A
DOC ONE

SCHEDULE 13G Amendment No. 1
Skinny Nutritional Corp.
Common Stock, par value $.001 per share
Cusip #830695102

Date of Event Which Requires Filing of This Statement:

June 16, 2011

The appropriate rule pursuant to which this Schedule is filed:

Rule 13d-1(c)


Cusip #830695102
Item 1: Reporting Person:  Jon Bakhshi:  Individual
Item 4: United States of America
Item 5: 54,545,454
Item 6: 0
Item 7: 54,545,454
Item 8: 0
Item 9: 54,545,454
Item 11: 	11.9%
Item 12: 	IN




SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a). 	Name of Issuer:

		Skinny Nutritional Corp.

Item 1(b). 	Name of Issuer's Principal Executive Offices:

		3 BALA PLAZA EAST
		SUITE 117
		BALA CYNWYD 19004

Item 2(a). 	Name of Person Filing:

		Jon Bakhshi
Item 2(b). 	Address or Principal Business Office or, if None, Residence:

		23 Hummingbird Drive East Hills, NY 11576


Item 2(c).  Citizenship:

		United States of America

Item 2(d). 	Title of Class of Securities:

		Common Stock

Item 2(e). 	CUSIP Number:

		830695102

Item 3.

       Not Applicable.

Item 4. Ownership


(a) 	Amount Beneficially Owned: 	54,545,454

(b) 	Percent of Class: 	11.9%

(c) 	Number of shares as to which such person has:

       (i) 	sole power to vote or to direct
the vote: 	54,545,454

       (ii) 	shared power to vote or to direct
the vote:	0


       (iii) 	sole power to dispose or to
direct the disposition of:	54,545,454

       (iv) 	shared power to dispose or to
direct the disposition of:	0


Item 5. Ownership of Five Percent or Less of a Class.

      The information reported in response to Item 5 in the Prior 13Gs is incorporated herein by reference.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.


	The information reported in response to Item 6 in the Prior 13Gs is amended and supplemented as follows:


	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Skinny Nutritional Corp. The interest of one person, Jon Bakhshi, an individual, in the Common Stock of Skinny Nutritional Corp., amounted to 54,545,454 shares or 11.9% of the total outstanding Common
	Stock at June 16,2011.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        	Security Being Reported on By the Parent Holding Company.

      The information reported in response to Item 7 in the Prior 13Gs is incorporated herein by reference.

Item 8. Identification and Classification of Members of the Group.

	The information reported in response to Item 8 in the Prior 13Gs is incorporated herein by reference.

Item 9. Notice of Dissolution of Group.

      The information reported in response to Item 9 in the Prior 13Gs is incorporated herein by reference.

Item 10. 	Certification.

	The information reported in response to Item 10 in the Prior 13Gs is amended and supplemented as follows:



	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	Date: June 23, 2011

	/s/ Jon Bakhshi
	Jon Bakhshi